Trinity Mirror plc

12g3-2(b)

08005684

SEC Mail Processing Section
OCT 27 2008
Washington, DC
101

20 October 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

PROCESSED
NOV 06 2008
THOMSON REUTERS

Corinna Bridges GradICSA
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Regulatory Announcement

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Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	10:19 20-Oct-08
Number	1960G10

RNS Number : 1960G
Trinity Mirror PLC
20 October 2008

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Trinity Mirror Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	

3. Full name of person(s) subject to notification obligation:	**Old Mutual Asset Managers**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**16/10/08**
6. Date on which issuer notified:	**17/10/08**
7. Threshold(s) that is/are crossed or reached:	**5%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirec
	13,899,386	13,899,386	12,266,209	12,266,209		4.76%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
12,266,209	4.76%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Katie Carter
15. Contact telephone name:	0207 332 7697

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	**Old Mutual Asset Managers**
Contact address (registered office for legal entities)	**2 Lambeth Hill, London EC4P 4WR**
Phone number & email	**Katie.Carter@omam.co.uk**
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	**Katie Carter**
Contact address	**2 Lambeth Hill, London EC4P 4WR**
Phone number & email	**Katie.Carter@omam.co.uk** **0207 332 7697**
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	**Compliance**

C: Additional information

This information is provided by RNS
The company news service from the London Stock Exchange

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